[Virtus Letterhead]

June 2, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 37

Dear Mr. Thompson:

Thank you for your telephonic comments on May 27, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on June 30, 2010.

Comment 1.     In the Fees and Expenses table on page 1, please revise the caption for the last line to read “Total Annual Fund Operating Expenses after Expense Reimbursement.”

Response 1.     We have revised the referenced disclosure as requested.

Comment 2.     Also in the Fees and Expenses table, please revise footnote (a) to more closely conform to the explanation permitted by Instruction 3(f)(vii).

Response 2.     We have revised the referenced footnote to read: “The Total Annual Fund Operating Expenses do not correlate to the ratio of expense to average net assets appearing in the Financial Highlights tables, which tables reflect only the operating expenses of the fund and do not include acquired fund fees and expenses.”

Comment 3.     In the Principal Risks section on page 2, please remove the reference to “industry” concentration as the fund will not concentrate in any particular industry.

Response 3.     We have revised the referenced disclosure as requested.

Comment 4.     Under the heading Purchase and Sale of Fund Shares on page 3, please remove all but the first and sixth sentences. This paragraph contains information that is not required by Item 6 of Form N-1A, so it is not be permitted to appear in the summary section.

Response 4.     We have revised the referenced disclosure as requested.

Comment 5.     The staff noted that the fund’s principal investment strategies on page 5 differ from those contained in the summary section, listing that the fund may invest in stocks and high-quality, short term securities. If this is actually a principal strategy, please include disclosure in the summary section. Please also disclose the fund’s capitalization strategy and, if appropriate, revise

Securities and Exchange Commission

June 2, 2010

the “Equity Securities Risk” disclosure, which currently contains disclosure describing the risks associated with smaller companies.

Response 5.     We have revised the Principal Investment Strategies in the summary section and on page 5 to reflect that the fund may invest in stocks of primarily large-cap issuers and in high-quality short-term securities. We have also removed the reference to smaller companies from the referenced risk disclosure.

Comment 6.     In the More Information About Risks Related to Principal Investment Strategies section beginning on page 6, please remove the reference to “industry” concentration as the fund will not concentrate in any particular industry.

Response 6.     We have revised the referenced disclosure as requested.

Comment 7.     Under Portfolio Management on page 8, please clarify/distinguish the roles of the listed portfolio managers.

Response 7.     We have revised the referenced disclosure as requested.

Comment 8.     Our examiner noted that there appeared to be duplicate disclosure captioned “Assets” under Pricing of Fund Shares on pages 8 and 9.

Response 8.     We have removed the duplicate disclosure.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

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